

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

<u>Via E-mail</u>
Mr. David C. Clark
Vice President, Finance and Treasurer
Allos Therapeutics, Inc.
11080 Circlepoint Road
Suite 200
Westminister, Colorado 80020

     Re: Allos Therapuetics, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 3, 2011
             File No. 000-29815

Dear Mr. Clark:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Gus Rodriguez

                       Gus Rodriguez
                       Accounting Branch Chief